Profit and Loss

Casa de Chocolates

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Channel Sales	0
Shopify Sales	239,642.77
Total for Channel Sales	**$239,642.77**
Sales from Square and Cash	613,880.84
Services	366.71
Tips Paid Out from Gross Receipts	-15,773.96
Wholesale	15,696.00
Total for Income	**$853,812.36**
Cost of Goods Sold	
Cost of Goods Sold	105,669.70
Merchant Selling Fees	0
Merchant Processing Fee's	2,302.32
Shopify Selling Fees	274.00
Shopify Subscription Fees	3,274.25
Total for Merchant Selling Fees	**$5,850.57**
Packaging	84,051.36
Shipping	12,359.61
Total for Cost of Goods Sold	**$207,931.24**
Gross Profit	**$645,881.12**
Expenses	
Accounting	4,120.00
Advertising & Marketing	6,361.63
Amortization Expense	37.00
Bank Charges & Fees	345.28
Benefits	32,044.28
Cleaning	450.00
Contractors	2,903.75
Depreciation Expense	3,489.48
Dues and Subscriptions	1,751.04
Fuel	637.48
Hiring Expense	252.00
Insurance	18,909.25
Interest Paid	1,271.23
Meals & Entertainment	2,754.38
Office Supplies	8,315.38
Payroll Expenses	$64,060.22
Taxes	57,456.91
Wages	292,242.14
Total for Payroll Expenses	**$413,759.27**

Profit and Loss

Casa de Chocolates

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Phone and Internet	1,884.06
Printing	15,504.21
Reimbursements	
Rent & Lease	43,204.89
Repairs & Maintenance	6,686.99
Security	
Software Expense	1,274.63
Storage	9,160.60
Taxes & Licenses	2,157.54
Travel	1,981.82
Uniforms	2,952.74
Utilities	33,500.85
Total for Expenses	**$615,709.78**
Net Operating Income	**$30,171.34**
Other Income	
Other Expenses	
Net Other Income	**0**
Net Income	**$30,171.34**

Balance Sheet

Casa de Chocolates
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
OPERATING ACCOUNT - FREMONT	56,301.01
Wells Fargo	
WF Checking 6333	
WF Merchant Checking 6077 - CLOSED	
Total for Bank Accounts	**$56,301.01**
Accounts Receivable	
Other Current Assets	
Inventory Asset	27,531.00
Total for Other Current Assets	**$27,531.00**
Total for Current Assets	**$83,832.01**
Fixed Assets	
Accumulated Amortization	-462.00
Accumulated Depreciation	-174,214.48
Equipment	177,647.48
Intangible Assets	550.00
Total for Fixed Assets	**$3,521.00**
Other Assets	
Security Deposits	3,060.00
Total for Other Assets	**$3,060.00**
Total for Assets	**$90,413.01**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Capital One CC 9095 - CLOSED	
CHASE CREDIT CARD (5150) - 3	
Costco CC (2349) - 2	5,291.59
Total for Credit Cards	**$5,291.59**
Other Current Liabilities	
Direct Deposit Payable	
Payroll Liabilities	0
CA PIT / SDI	-385.30
CA SUI / ETT	166.31
Federal Taxes (941/943/944)	-229.24
Federal Unemployment (940)	538.49

Balance Sheet

Casa de Chocolates
As of December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Total for Payroll Liabilities	**$90.26**
Starting Balance difference 1 1 23	
Total for Other Current Liabilities	**$90.26**
Total for Current Liabilities	**$5,381.85**
Long-term Liabilities	
Loan - Isabel Hernandez	16,000.00
Total for Long-term Liabilities	**$16,000.00**
Total for Liabilities	**$21,381.85**
Equity	
Retained Earnings	114,122.31
Net Income	30,171.34
Opening Balance Equity	83,328.05
Owner's Investment	-16,000.00
Owner's Pay & Personal Expenses	-$106,496.48
Jesus's Owners Draws	-13,516.00
Linda's Owners Draws	-22,578.06
Total for Owner's Pay & Personal Expenses	**-$142,590.54**
Total for Equity	**$69,031.16**
Total for Liabilities and Equity	**$90,413.01**

Casa de Chocolates

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	30,171.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Inventory Asset	-27,531.00
Accumulated Amortization	462.00
Accumulated Depreciation	174,214.48
Capital One CC 9095 - CLOSED	-2,353.27
CHASE CREDIT CARD (5150) - 3	0.00
Costco CC (2349) - 2	18,921.82
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	-385.30
Payroll Liabilities:CA SUI / ETT	166.31
Payroll Liabilities:Federal Taxes (941/943/944)	-229.24
Payroll Liabilities:Federal Unemployment (940)	538.49
Starting Balance difference 1 1 23	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**163,804.29**
Net cash provided by operating activities	**$193,975.63**
INVESTING ACTIVITIES	
Equipment	-177,647.48
Intangible Assets	-550.00
Security Deposits	-3,060.00
Net cash provided by investing activities	**$ -181,257.48**
FINANCING ACTIVITIES	
Opening Balance Equity	-32,505.01
Owner's Pay & Personal Expenses:Jesus's Owners Draws	-13,516.00
Owner's Pay & Personal Expenses:Linda's Owners Draws	-22,578.06
Retained Earnings	-28,112.33
Net cash provided by financing activities	**$ -96,711.40**
NET CASH INCREASE FOR PERIOD	**$ -83,993.25**
Cash at beginning of period	140,294.26
CASH AT END OF PERIOD	**$56,301.01**